RESOLUTION FOR THE APPROVAL

BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS

Date: April 5, 2013

The undersigned, being the sole member of the Board of Directors (the “Board”) of TOA HOLDINGS, INC., a Delaware Corporation (the “Corporation”), hereby approves and adopts the following preamble and resolution by written consent and by quorum, pursuant to the Delaware General Corporation Law.

New Issuance of Series A Preferred Stock.

RESOLVED, that the Board authorize and approve the issuance of the 1,000,000 shares of Series A Preferred Stock (the “Series A”) for $10,000 to Hajime Abe by way of director’s compensation. The date of issuance shall be April 22, 2013.

The features or rights of the Series A are as follows:

Voting Rights.

Each share of the Series A shall entitle the holder thereof to 100 votes on all matters upon which the holders of the Common Stock of the Corporation are entitled to vote.

Dividend, Liquidation, Conversion and Other Rights or Preferences.

None.

New Issuance of Restricted Common Stock.

RESOLVED, that the Board authorize and approve the issuance of the 20,000,000 shares of Restricted Common Stock (the “Common”) for $20,000 to Hajime Abe by way of director’s compensation. The date of issuance shall be April 22, 2013.

RESOLVED FURTHER, that the proper officer of the Corporation is hereby authorized and directed to execute all documents and take all actions necessary or advisable in order to carry out and perform the purpose of the foregoing resolutions.

This Unanimous Written Consent Action of the Board of Directors is hereby executed as of the date first written above.

By: /s/ Hajime Abe

Hajime Abe

Sole Director, President, Secretary and Majority Shareholder